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                                                                  Exhibit (a)(9)

                  [LETTERHEAD OF COAST DENTAL SERVICES, INC.]


                    COAST DENTAL SERVICES, INC. COMMENCES
                     $4.50 PER SHARE SELF-TENDER OFFER

      TAMPA, FLORIDA, March 4, 2003 - Coast Dental Services, Inc. (Nasdaq SC :CDEN), announced today that it has commenced the self-tender offer to purchase for cash all outstanding shares of its common stock, $.001 par value per share (the "Shares") at a price of $4.50 per Share, net to seller in cash, without interest (the "Purchase Price"). The tender offer will expire at 5:00 p.m. Eastern time on April 1, 2003, unless it is extended by Coast Dental.

      On February 21, 2003, the last full trading day before Coast Dental previously announced its intent to engage in a tender offer, the closing price per Share on Nasdaq was $3.25. The Purchase Price represents approximately a 38% premium to the February 21, 2003 closing price.

      As of March 1, 2003, Coast Dental had 2,091,223 Shares issued and outstanding, of which approximately 52% are beneficially owned by Terek Diasti, Coast's Chief Executive Officer and Chairman, Adam Diasti, Coast's President and a Director, and an entity which they own a controlling interest in known as the Diasti Family Limited Partnership (the "Continuing Shareholders"). The Continuing Shareholders have advised Coast Dental that they will not tender their Shares in the tender offer.

             Following completion of the tender offer, Coast Dental intends to delist its Shares from quotation on Nasdaq and terminate the registration of its Shares under the Securities Exchange Act of 1934, as amended, causing Coast Dental to become a private company. The purpose of the tender offer is to provide shareholders with liquidity for their Shares prior to delisting and deregistration.

      A special committee of independent members of Coast Dental's Board of Directors has approved the tender offer. However, shareholders must make their own decision whether to tender Shares and, if so, how many Shares to tender. None of Coast Dental, the special committee or the Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares.

      The Offer to Purchase, Letter of Transmittal, and other documents related to the tender offer is being mailed to Coast Dental's shareholders. Shareholders are urged to carefully read these materials before making any decision with respect to the tender offer. Shareholders may obtain copies of the Offer to Purchase, Letter of Transmittal and other documents filed with the Securities and Exchange Commission through the Commission's web site at www.sec.gov without charge.

      MacKenzie Partners, Inc. is acting as the information agent in connection with the tender offer. Shareholders can call MacKenzie at 1-800-322-2885 to request the tender offer documents or ask any questions about the tender offer process.